UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May, 2006
ART Advanced Research Technologies Inc.

(Translation of registrant’s name into English)
2300 Alfred-Nobel Boulevard, Saint Laurent (Quebec) H4S 2A4 Canada

(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
     Form 20-F ☑                      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
     Yes    ☐                              No    ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Yes    ☐                              No    ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes    ☐                              No    ☑

     This form 6-K consists of copies of the following documents issued by ART Advanced Technologies Inc., a Canadian corporation (the “Company”), as filed with the Canadian Securities Authorities:
1.	Press release dated May 15, 2006

2.	Interim Financial Statements for the period ended March 31st, 2006
               Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ART ADVANCED RESEARCH TECHNOLOGIES INC. (Registrant)
By:	/s/ Sébastien Gignac
	Name:	Sébastien Gignac
	Title:	Vice President, Corporate Secretary and General Counsel

Dated: May 16, 2006

News release
For immediate publication
ART Advanced Research Technologies Announces
2006 First Quarter Financial Results
Montreal, Canada, May 15, 2006 – ART Advanced Research Technologies Inc. (ART) (TSX: ARA), a Canadian medical device company and a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, today announces its financial results for the first quarter ended March 31, 2006. All dollar amounts referenced herein are in US dollars, unless otherwise stated.
Highlights
•	Revenues for the first quarter totaled $803,000 including sales from the newly acquired Fenestra product line;

•	SoftScan pivotal clinical trials progress at leading breast cancer clinics, including recently announced sites at the Princess Margaret Hospital in Toronto, the Moores Cancer Center at UCSD, and the Weissman Cancer Center at Martin Memorial Health Systems;

•	Acquisition of imaging technology and product assets of Alerion Biomedical, Inc. completed, offering a source of recurring revenue to ART;

•	CDN$9.3 million (US$8.5 million) financing round will bring the Company’s cash position to a total of US$12.8 million with which to fund new and ongoing activities;

•	Scientific presentations at the Breast Course, the Biomedical Optics meeting, the AMI conference, and the AACR continue to confirm the value of ART’s time-domain technology.

During the first quarter, ART acquired substantially all of the imaging technology and product assets of Alerion Biomedical, Inc., a US-based developer and manufacturer of biomarkers and contrast media for preclinical and clinical imaging devices for a total purchase price, including related expenses, of $563,000 (subject to some adjustments); these assets include, in particular, the intellectual property, the accounts receivable, the Fenestra product inventory and some fixed assets. The acquisition was recorded using the purchase method, and earnings from this acquisition have been included in the financial statements since the date of acquisition. The terms of the transaction provide for a purchase price which will be subject to adjustments and to purchase price increases – in the form of earn-outs – based on the future revenue generated by the purchased assets. The purchase price was paid in cash and in common shares of the Company.
Following the first quarter, the Company announced the completion of a CDN$9.3 million financing round, in the form of an additional CDN$2.3 million (US$2.1M) investment by an institutional investor (through the exercise of an option granted pursuant to terms of the private placement announced in July, 2005), combined with a public offering of common shares expected to generate total gross proceeds of CDN$7 million (US$6.4M). On a pro forma basis, considering this financing round (and subject to the successful closing of the public offering, expected to occur on May 17, 2006), the Company will have US$12.8 million in cash (net of financing fees and related expenses) and US$1.6 million in accounts receivable and investment tax credits to fund new and ongoing activities.
Financial Highlights (in US dollars)
For the first quarter ended March 31, 2006 revenues were $802,556, compared to $1,011,350 for the quarter ended March 31, 2005. Sales of products for the quarter ended March 31, 2006 amounted to $802,856, compared to $752,850 over the same period last year. No maintenance sales were recorded during the first quarter ended March 31, 2006, compared to $258,500 in the quarter ended March 31, 2005. During the quarter ended March 31, 2006, the Company sold four eXplore Optix units compared to four units during the same quarter a year ago. During the first quarter ended March 31, 2006, the Company did not upgrade any single-wavelength systems to the new multiwavelength system, compared to five systems that were upgraded during the same quarter a year ago.
Cost of sales for the 2006 first quarter was $498,038 compared to $739,321 in the first quarter of 2005. The gross margin for the quarter ended March 31, 2006 was 38% compared to 27% for the same quarter a year ago. The gross margin increase during the 2005 first quarter ended March 31, 2006 compared to the one recorded for the same period last year was due to the fact that: 1) ART negotiated better terms with vendors of eXplore Optix components due to larger volumes; 2) the Company performed design optimization; and 3) last year, ART transitioned to the new multiwavelength base system and offered the possibility to its existing customers to upgrade their base system to the new system at a preferential price. Cost of sales consisted principally of raw materials, royalties and manufacturing costs.
The Company’s research and development (“R&D”) expenditures for the three-month period ended March 31, 2006, net of investment tax credits amounted to $1,963,772, compared to $2,670,044 for the same quarter a year ago. The R&D expenditures consist principally of the salaries and benefits for personnel involved in R&D projects, of consultation fees paid for clinical studies, the cost associated with the preparation and conduct of the clinical studies and of the cost of prototypes. The decrease in R&D expenditures for the first quarter of 2006, compared to the same quarter last year, relates to the medical sector and is mainly due to the non recurring costs engaged in the first quarter of last year with the preparation of the clinical sites, the manufacturing of the SoftScan clinical prototypes, the negotiation of the protocols, and the cost related to site selection both in Canada and in the U.S.
Selling, general, and administrative (“SG&A”) expenses for the 2006 first quarter, totaled $992,503, compared to $872,083 for the same quarter a year ago. SG&A expenses consist principally of salaries, professional fees and other costs associated with marketing activities. The increase in SG&A expenses compared to the SG&A expenses incurred for the same period last year comes principally from investor relations activities. SG&A expenses were also engaged to support commercial activities related to the eXplore Optix product, as well as to support its overall activities.
The loss before interest and foreign exchange loss for the 2006 first quarter was $2,724,908 compared to $3,326,578 for the same quarter a year ago.
As a result, the net loss for the quarter ended March 31, 2006 was $3,142,032 or $0.07 per share, compared to $3,243,694 or $0.08 per share for the quarter ended March 31, 2005.
The financial statements, accompanying notes to the financial statements, and Management’s Discussion and Analysis for three-month period ended March 31, 2006, will be available online at www.sedar.com or at www.art.ca. Summary financial tables are provided below.
Conference Call
ART will host a conference call today at 5:00 PM (EDT). The telephone number to access the conference call is (866) 898-9626 (U.S. and Canada). Outside of North America, please dial (416) 340-2216. A replay of the call will be available until May 22, 2006. When dialing in for the replay from North America, please dial (800) 408-3053 or from outside of North America, please dial (416) 695-5800. The access code for the replay is 3182968#.
A detailed list of the risks and uncertainties affecting the Company can be found in the Company’s Annual Report on Form 20-F.
This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian Securities Commissions and with the Securities and Exchange Commission in the United States.
About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed products in medical imaging, medical diagnostics, disease research, and drug discovery with the goal of bringing new and better treatments to patients faster. eXplore Optix™, an optical molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs, is distributed by GE Healthcare and is used by industry and academic leaders worldwide. SoftScan®, an optical medical imaging device, is designed to improve the diagnosis and treatment of breast cancer. ART is commercializing these products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. Finally, the Fenestra™ line of molecular imaging contrast products provide image enhancement for a wide range of preclinical Micro CT applications allowing scientists to see greater detail in their imaging studies, with potential extension into other major imaging modalities. ART’s shares are listed on the TSX under the ticker symbol ARA. For more information on ART, visit our website at www.art.ca.
FOR FURTHER INFORMATION, PLEASE CONTACT:
ART Advanced Research Technologies Inc.
Sébastien Gignac: sgignac@art.ca
VP, Corporate Secretary and General Counsel
Jacques Bédard: jbedard@art.ca
Chief Financial Officer
Tel. 514.832.0777
www.art.ca

ART Advanced Research Technologies Inc.
Balance Sheets
(In U.S. dollars)
(Unaudited)

	March 31, 2006	December 31, 2005
ASSETS
Current assets
Cash	$3,643,330	$4,858,085
Term deposit, 2.00%, maturing in April 2006	256,849	257,954
Commercial paper 4.27% maturing in April 2006	1,284,476	4,000,496
Accounts receivable	990,875	1,102,124
Investment tax credits receivable	722,650	691,273
Inventories	2,007,434	1,226,812
Prepaid expenses	451,596	399,567

	9,357,210	12,536,311

Property and equipment	536,689	554,929
Patents	1,909,780	1,529,092
Deferred costs	577,385	611,877

	$12,381,065	$15,232,209

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$2,312,127	$2,052,381
Deferred grant	131,049	89,872
Current portion of convertible debentures (Note 3)	2,054,600	2,054,600

	4,497,776	4,196,853

Convertible debentures (Note 3)	1,348,235	1,666,543

	5,846,011	5,863,396

SHAREHOLDERS’ EQUITY
Share capital and share purchase warrants (Note 3)	87,375,484	87,131,724
Equity component of convertible debentures (Note 3b)	1,510,467	1,510,467
Contributed surplus (Note 5)	721,051	721,051
Deficit	(85,175,589)	(82,033,557)
Cumulative translation adjustment	2,103,641	2,039,128

	6,535,054	9,368,813

	$12,381,065	$15,232,209

On behalf of the board,

/s/ Raymond Cyr	/s/ Benoit LaSalle
Director	Director
The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Operations and Deficit
(In U.S. dollars)
(Unaudited)

	Three-month period ended
	March 31, 2006	March 31, 2005
Sales
Product	$802,556	$752,850
Maintenance	—	258,500

	802,556	1,011,350

Cost of sales
Product	498,038	488,647
Maintenance	—	250,674

	498,038	739,321

Gross margin	304,518	272,029

Operating expenses
Research and development, net of investment tax credits	1,963,772	2,670,044
Selling, general and administrative	992,503	872,083
Amortization	73,151	56,480

	3,029,426	3,598,607

Operating loss	2,724,908	3,326,578
Interest expense on convertible debentures	475,742	—
Interest income	(62,307)	(56,311)
Foreign exchange loss (gain)	3,689	(26,573)

Net loss	3,142,032	3,243,694
Deficit, beginning of year	82,033,557	68,122,241
Share and share purchase warrant issue expenses	—	—

Deficit, end of period	$85,175,589	$71,365,935

Basic and diluted net loss per share (Note 2)	$0.07	$0.08

Basic and diluted weighted average number of common shares outstanding	42,723,151	42,664,523

Number of common shares outstanding, end of period	42,915,581	42,664,523

The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Cash Flows
(In U.S. dollars)
(Unaudited)

	Three-month period ended
	March 31, 2006	March 31, 2005
OPERATING ACTIVITIES
Net loss	$(3,142,032)	$(3,243,694)
Items not affecting cash
Amortization	73,151	56,480
Stock-based compensation (Note 5)	68,172	57,355
Interest on convertible debentures	350,501	—
Net change in working capital items
Accounts receivable	122,107	(211,084)
Investment tax credits receivable	(34,738)	394,539
Inventories	(674,133)	216,530
Prepaid expenses	(52,469)	(71,647)
Accounts payable and accrued liabilities	255,595	350,284
Deferred grant	42,048	90,061

Cash flows from operating activities	(2,991,799)	(2,361,176)

INVESTING ACTIVITIES
Asset acquisitions (Note 7)	(319,633)	—
Short-term investments	4,288,738	9,749,504
Property and equipment	(1,732)	(220,898)
Patents	—	—
Deferred costs	(16,123)	(93,353)

Cash flows from investing activities	3,951,250	9,435,253

FINANCING ACTIVITIES
Issue of senior convertible debentures	(625,000)	—
Issue of convertible preferred shares	—	—
Common shares and share purchase warrants	—	—
Equity and debt issue expenses	—	—

Cash flows from financing activities	(625,000)	—
Effect of foreign currency translation adjustments	(8,938)	86,975

	(633,938)	86,975

Net increase in cash and cash equivalents	325,513	7,161,052
Cash and cash equivalents, beginning of year	4,859,142	1,633,071

Cash and cash equivalents, end of period	$5,184,655	$8,794,123

CASH AND CASH EQUIVALENTS
Cash	$3,643,330	$1,960,590
Term deposits	256,849	—
Commercial paper	1,284,476	6,833,533

	$5,184,655	$8,794,123

Supplemental disclosure of cash flow information
Interest received	$44,161	$44,322
Interest paid	$(126,527)	$—
The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)
1–	BASIS OF PRESENTATION

These interim financial statements as at March 31, 2006 are unaudited. They have been prepared by the Company in accordance with Canadian generally accepted accounting principles. In the opinion of management, they contain all adjustments necessary to present fairly the Company’s financial position as at March 31, 2006 and December 31, 2005 and its results of operations and its cash flows for the three-month periods ended March 31, 2006 and 2005.

The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company’s most recent annual financial statements. All disclosures required for annual financial statements have not been included in these financial statements. These financial statements should be read in conjunction with the Company’s most recent annual financial statements.

2–	ACCOUNTING POLICIES

Basic and diluted loss per common share and information pertaining to number of shares

The Company uses the treasury stock method to determine the dilutive effect of the share purchase warrants and the stock options and the “if converted” method to determine the dilutive effect of the conversion feature of the preferred shares and the convertible debentures. Per share amounts have been computed based on the weighted average number of common shares outstanding for all periods presented. The diluted loss per share is calculated by adjusting outstanding shares to take into account the dilutive effect of stock options, share purchase warrants and the conversion feature of the preferred shares and the convertible debentures. For all periods presented, the effect of stock options, share purchase warrants and the conversion feature of the preferred shares and the convertible debentures was not included as the effect would be anti-dilutive. Consequently, there is no difference between the basic and diluted net loss per share.
The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)
3–	SHARE CAPITAL AND SHARE PURCHASE WARRANTS

The following table presents the changes in the number of outstanding common shares:

	March 31, 2006			December 31, 2005
	Common shares			Common shares
	Number		Value	Number	Value
Issued and fully paid
Balance, beginning of year	42,664,523		$78,678,625	42,664,523	$78,678,625
Issue of shares	251,058	Note 7	185,000	—	—
Issue of shares for cash following the exercise of stock options	—		—	—	—

Balance, end of period	42,915,581		$78,863,625	42,664,523	$78,678,625

     The following table presents the changes in the number of outstanding preferred shares:

	March 31, 2006		December 31, 2005
	Preferred shares		Preferred shares
	Number	Value	Number		Value
Issued and fully paid
Balance, beginning of year	6,341,982	$5,900,000	—		$—
Issue of shares for cash	—	—	6,341,982	(a)	5,900,000

Balance, end of period	6,341,982	$5,900,000	6,341,982		$5,900,000

The following table presents the changes in the number of share purchase warrants outstanding:

	March 31, 2006				December 31, 2005
				Weighted				Weighted
				average				average
				exercise price				exercise price
	Number	Value		CA$	Number	Value		CA$
Balance, beginning of year	4,022,817	$2,553,099		1.78	2,194,422	$2,017,482		2.28
Issue of share purchase warrants	200,000	58,760	Note 7	0.88	1,828,395	535,617	(a)(b)	1.19
Expiry of share purchase warrants	—	—		—	—	—		—

Balance, end of period	4,222,817	$2,611,859		1.74	4,022,817	$2,553,099		1.78

The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)
3–	CAPITAL STOCK AND SHARE PURCHASE WARRANTS (Continued)
(a)	In July 2005, the Company closed a $5.9 million private placement of convertible preferred shares with an existing institutional investor. The private placement of 6,341,982 preferred shares was made at a subscription price of C$1.14 per preferred share. The preferred shares are entitled to a cumulative dividend of 7%, payable in cash or common shares at the Company’s option. The cumulative dividend has a value of $302,112 on March 31, 2006. The preferred shares are convertible at the investor’s option at any time into common shares at a fixed conversion price of C$1.26 per share (being an effective conversion rate of 0.9036 common share for each Series 1 preferred share).

The agreement also provides that, if on the first anniversary of the closing of the transaction the weighted average trading price of the common shares for the previous ten (10) days does not exceed C$1.20 per share, the investor will have the option to convert some or all the preferred shares at a conversion price of 112.5% of the weighted average trading price for the ten (10) trading days prior to the date of conversion. The right to convert at the adjusted conversion price shall only be available for a period ending on the third anniversary of the closing of the transaction.

The agreement also provides that the Company may force the conversion of the preferred shares into common shares at the conversion price of C$1.26 per share upon the occurrence of certain events or the achievement of certain milestones. For a period of twelve (12) months commencing from the closing date, the investor shall have the option to purchase an additional 2,000,000 preferred shares at a price of C$1.14 per additional preferred share, for a total potential additional investment of C$2,280,000. Each such additional preferred share shall be convertible into common shares at a fixed conversion price of C$1.08 per share (being an effective conversion rate of 1.0556 common share for each Series 2 preferred share). This option had not been exercised as at March 31, 2006.

In conjunction with this transaction, the Company issued to an agent share purchase warrants to purchase 286,535 common shares at an exercise price of C$1.18 per share. The Company evaluated the fair value of such share purchase warrants at $85,961 using the Black & Scholes model. The valuation assumptions are listed below:
–	Expected life: 3 years

–	Expected volatility: 70%

–	Weighted average risk-free interest rate: 3.19%

–	Dividend rate: 0%
The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)
3–	CAPITAL STOCK AND SHARE PURCHASE WARRANTS (Continued)
(b)	In July 2005 , the Company closed a $5 million private placement of senior secured convertible debentures with a limited number of U.S. institutional investors. The debentures are secured by a perfected security interest and hypothec on all assets of the Company. The debentures mature on January 28, 2008 and bear interest at a rate of 9% per annum, payable quarterly, subject to certain quarterly adjustments. The debentures are convertible at the investor’s option at any time into common shares at a fixed conversion price of C$0.99 per share.

The agreement provides that, at the Company’s option, any cash payments contemplated under the debentures may be made in freely tradable common shares issued at a 10% discount to market. In addition, if after November 28, 2006, the trading price of the Company’s stock exceeds 225% of the conversion price for 20 consecutive trading days (equivalent to C$2.23 per share), the Company may require the investors to convert the debentures into common shares at the fixed conversion price of C$0.99 per share. The debentures have certain covenants relating to the achievement of specific quarterly and annual revenue levels, quarterly gross margins, and the maintenance of minimum cash and cash equivalents thresholds. These covenants also provide that the Company shall file a submission for regulatory approval for SoftScan by June 30, 2006. The debentures also have certain customary covenants regarding, among other things, the debt that the Company may incur. In an event of default under the debentures, the Company may be required to repay any outstanding amounts plus accrued and unpaid interest, plus a 20% premium.

Also, the Company issued to the investors 5-year warrants to purchase 1,110,139 common shares at an exercise price of C$1.16 per share and 5-year warrants to purchase 123,349 common shares at an exercise price of C$1.39 per share. Finally, for a period of twelve (12) months commencing from the closing date, the investors shall have the option of purchasing additional senior convertible debentures for a total investment of $2.0 million ; and for a period of twelve (12) months following shareholder approval the investors shall have the option of purchasing additional senior convertible debentures for a total investment of US$500,000. These options had not been exercised as at March 31, 2006. The agreement also provides that the Company may force this additional investment to be made if the Company’s stock price closes above 150% of the conversion price for 20 consecutive trading days (equivalent to C$1.49 per share). The Company has to comply with certain restrictive clauses which were all met at March 31, 2006.
The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)
3–	CAPITAL STOCK AND SHARE PURCHASE WARRANTS (Continued)
For accounting purposes, the debentures contain both a liability component and an equity component, which represent the holder’s conversion option and the warrants. The liability component’s carrying amount has been determined at $3,129,305, the conversion option has been valued at $1,510,467 and the warrants has been valued at $360,228. Interest expense on the liability component is charged to operations, based on the effective interest rate of 38%. The above values were determined by using a combination of the Black — Scholes ( for the conversion option and the warrants) and a discounted cash flow ( for the liability component) of future capital and interest payments until their maturity dates, at a discount rate which represented the borrowing rate available to the Company for similar debentures having no conversion rights. The valuation assumptions are listed below:

Future cash flow discount rate: 25%

	Conversion option	Warrants
Expected life:	2.5 years	5 years
Expected volatility:	70%	70%
Weighted average risk-free interest rate:	3.13%	3.33%
Dividend rate:	0%	0%
Also, in conjunction with the transaction, the Company issued to an agent share purchase warrants to purchase 308,372 common shares at an exercise price of C$1.21 per share. The Company evaluated the fair value of the share purchase warrants at $89,428 using the Black-Scholes model. The valuation assumptions are listed below:
–	Expected life: 3 years

–	Expected volatility: 70%

–	Weighted average risk-free interest rate: 3.13%

–	Dividend rate: 0%
The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)
4–	CONVERTIBLE DEBENTURE

As at March 31, 2006, the Company had a convertible debenture which is describe in Note 3b.

The following table discloses the information about the contractual obligations and periods in which payments are due as of March 31, 2006

	Total	Payment due
		Less than 1 year	1-3 years
Convertible debentures	$4,375,000	$2,500,000	$1,875,000
5–	STOCK-BASED COMPENSATION PLAN

As at March 31, 2006, the Company offered a compensation plan to employees, which is described in its most recent annual financial statements.

The following table presents the changes in the number of stock options outstanding:

	March 31, 2006		December 31, 2005
		Weighted		Weighted
		average		average
		exercise price		exercise price
	Number of options	C$	Number of options	C$
Balance, beginning of year	2,479,479	2.68	2,467,374	2.81
Options granted	306,000	0.63	119,500	0.74
Options exercised	—	—	—	—
Options cancelled	(105,000)	1.50	(107,395)	3.57

Balance, end of period	2,680,479	2.49	2,479,479	2.68

Options exercisable end of period	1,683,970	3.26	1,659,957	3.25

The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)
5–	STOCK-BASED COMPENSATION PLAN (Continued)

The following table provides information on options outstanding and exercisable as of March 31, 2006:

	Options outstanding			Options exercisable
			Weighted average
Exercise price	Number	Weighted average	remaining contractual life		Weighted average
C$	outstanding	exercise price C$	(years)	Number exercisable	exercise price C$
0.63 @ 0.99	423,500	0.66	9.71	—	—
1.00 @ 1.99	989,400	1.36	7.65	581,100	1.53
2.00 @ 2.99	256,134	2.27	7.25	177,245	2.32
3.00 @ 3.99	600,445	3.24	7.65	514,445	3.25
4.00 @ 4.99	137,000	4.60	1.41	137,000	4.60
6.00 @ 6.99	111,000	6.00	2.88	111,000	6.00
7.00 @ 7.50	163,000	7.50	3.94	163,000	7.50

	2,680,479	2.49	7.19	1,683,790	3.26

The fair value of stock options granted during the three-month period ended March 31, 2006 and 2005 was estimated on the grant date using the Black & Scholes option-pricing model with the following assumptions for the stock options granted since the beginning of the fiscal year:
–	Weighted average expected life: 4.5 years (4.5 years in 2005);

–	Expected volatility: 70% (70% in 2005);

–	Weighted average risk-free interest rate: 3.98% (3.70% in 2005);

–	Dividend rate: 0% (0% in 2005).
The weighted average fair value of stock options granted during the three-month periods ended March 31, 2006 and 2005 was $0.32. and $0.50 respectively.

The Company recorded an expense of $68,172, ($57,355 in 2005), using the fair value method in its operations and deficit statement for stock options granted to employees in the three-month periods ended March 31, 2006 and 2005.

The fair value of all stock options outstanding as at March 31, 2006 was CA$1.43, and was estimated on the grant date using the Black & Scholes option-pricing model.

During the fiscal year ended April 30, 2003, the Company did not record any compensation cost related to stock options granted to employees. If the compensation cost had been determined using the fair-value-based method at the grant date of stock options awarded to employees, the net loss and loss per share would have been adjusted to the pro forma amounts indicated in the following table:

	Three-month period ended
	March 31, 2006	March 31, 2005

Net loss as reported	$3,142,032	$3,243,694
Less: compensation expense recognized in the statement of operations and deficit	(68,172)	(57,355)
Plus: total compensation expenses	70,910	102,698

Pro forma net loss	$3,144,770	$3,289,037

Basic and diluted loss per share
As reported	$(0.07)	$(0.08)
Pro forma	$(0.07)	$(0.08)
The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)
6–	SEGMENT INFORMATION

The Company operates in two sectors for financial reporting purposes; the medical sector and the pharmaceutical sector. The medical sector includes the research, design, development and marketing of SoftScan time domain optical breast imaging device. The pharmaceutical sector includes the research, design, development, commercialization of eXplore Optix™ product and Fenestra operations.

The information pertaining to the two operating segments are summarized as follows:

		Three-month period ended
	March 31, 2006
	Pharmaceutical	Medical	Total
Sales
Product	$802,556	$—	$802,556
Maintenance	—	—	—

	802,556	—	802,556

Cost of sales
Product	498,038	—	498,038
Maintenance	—	—	—

	498,038	—	498,038

Gross margin	304,518	—	304,518

Operating expenses
Research and development expenses, net of investment tax credits	499,654	1,464,118	1,963,772
Selling, general and administrative	331,361	661,142	992,503
Amortization	35,566	37,585	73,151

	866,581	2,162,845	3,029,426

Operating loss	562,063	2,162,845	2,724,908
Interest expense on convertible debentures	142,723	333,019	475,742
Interest income	(18,692)	(43,615)	(62,307)
Foreign exchange loss	1,107	2,582	3,689

Net loss	$687,201	$2,454,831	$3,142,032

		Three-month period ended
	March 31, 2005
	Pharmaceutical	Medical	Total
Sales
Product	$752,850	$—	$752,850
Maintenance	258,500	—	258,500

	1,011,350	—	1,011,350

Cost of sales
Product	488,647	—	488,647
Maintenance	250,674	—	250,674

	739,321	—	739,321

Gross margin	272,029	—	272,029

Operating expenses
Research and development expenses, net of investment tax credits	390,629	2,279,415	2,670,044
Selling, general and administrative	333,019	539,064	872,083
Amortization	27,459	29,021	56,480

	751,107	2,847,500	3,598,607

Operating loss	479,078	2,847,500	3,326,578
Interest income	(16,465)	(39,846)	(56,311)
Foreign exchange loss (gain)	(7,770)	(18,803)	(26,573)

Net loss	$454,843	$2,788,851	$3,243,694

The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)
6–	SEGMENT INFORMATION (continued)

As at March 31, 2006 and December 31, 2005, the majority of identifiable assets consisted of cash, short-term investments and property and equipment used for corporate head office purposes. Identifiable assets by segment are summarized as follows:

	March 31, 2006	December 31, 2005
Pharmaceutical	$3,311,309	$3,162,239
Medical	1,853,101	1,816,893
Corporate	7,216,655	10,253,077

	$12,381,065	$15,232,209

7–	ASSETS ACQUISITION

On March 13, 2006, ART acquired substantially all of the imaging technology and product assets of Alerion Biomedical, Inc., a US-based developer and manufacturer of biomarkers and contrast media for preclinical and clinical imaging devices for a total purchase price, including related expenses, of $563,000 (subject to some adjustments); these assets include, in particular, the intellectual property, the accounts receivable, the Fenestra product inventory and some fixed assets. The acquisition was recorded using the purchase method, and earnings from this acquisition have been included in the financial statements since the date of acquisition. The terms of the transaction provide for a purchase price which will be subject to adjustments and to purchase price increases — in the form of earn-outs — based on the future revenue generated by the purchased assets. The purchase price was paid in cash and common shares of the Company.

Also, in conjunction with the transaction, ART issued to an agent share purchase warrants to purchase 200,000 common shares at an exercise price of CA$0.88 per share. The Company evaluated the fair value of the agent share purchase warrants at $58,760 using the Black & Scholes model. The valuation assumptions are listed below:
–	Expected life: 3 years

–	Expected volatility: 70%

–	Weighted average risk-free interest rate: 3.97%

–	Dividend rate: 0%
8–	SUBSEQUENT EVENTS

On April 24, 2006, the company closed an investment by an institutional investor through the exercise of an option to purchase an additional 2,000,000 preferred shares at a price of C$1.14 per additional preferred share, for a total additional investment of C$2,280,000. Each such additional preferred share shall be convertible into common shares at a fixed conversion price of C$1.08 per share (being an effective conversion rate of 1.0556 common share for each Series 2 preferred share). (Note 3a)

On May 10, 2006, the Company signed an underwriting agreement with a syndicate of underwriters. Simultaneously, the Company filed a final prospectus with securities regulatory authorities for the offering of 9,333,400 common shares of the Company at an issue price of C$0.75 per share, for a total of C$7,000,050. The underwriters also have an option, exercisable within 2 days of the closing date, to purchase up to a maximum of 3,200,000 additional common shares at the same issue price of C$0.75 per share. The closing of the offering will take place on May 17, 2006.
The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.